(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-14063
CUSIP NUMBER 466313-10-3

For period ended: August 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Attached Instruction Before Preparing Form Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Jabil Circuit, Inc.

Full name of registrant

N/A

Former name if applicable

10560 Dr. Martin Luther King, Jr. Street North

Address of principal executive office (Street and number)

St. Petersburg, Florida 33716

City, state and zip code

PART II

RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Jabil Circuit, Inc. (the “Company”) has delayed filing its Form 10-K for the year ended August 31, 2006. As previously disclosed, the Company has been evaluating its historical stock option grant practices. The issues under review principally reflect changes in the Company’s understanding of the requirements for identifying appropriate measurement dates for option grants as defined in relevant accounting guidance or errors in interpreting such guidance, and administrative and logistical errors made in effecting the options program. However, the Company’s review of these matters is ongoing and not complete. Until its evaluation is complete, the Company will not file its Form 10-K for the year ended August 31, 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Forbes I.J. Alexander (Name)	727 (Area Code)	577-9749 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We currently anticipate that our results of operations for our fiscal year ended August 31, 2006 will contain certain significant changes from our results of operations for our fiscal year ended August 31, 2005. These changes are attributable primarily to: (i) our evaluation of our historical stock option grant practices, which has caused us to conclude that we will need to restate our financial statements, and related disclosures, for our 2005 fiscal year, and possibly certain other time periods (as discussed in Item 4.02(a) of the Form 8-K that we filed on November 14, 2006); (ii) the restructuring plan that we initiated in the fourth quarter of our 2006 fiscal year (as discussed in the Form 10-Q that we filed on July 10, 2006, Items 2.05 and 2.06 of the Form 8-K that we filed on July 26, 2006 and Items 2.05 and 2.06 of the Form 8-K/A that we filed on September 28, 2006) and (iii) certain other changes resulting from our business operations, including our increased level of sales.

Cautionary Statements Relating to Our Stock Option Program

Our stock option program is subject to our ongoing review.

As previously disclosed, we are involved in several shareholder derivative and purported securities class action lawsuits in connection with certain historical stock option grants. We are also responding to an informal inquiry from the SEC and we have received a subpoena from the U.S. Attorney’s office for the Southern District of New York that relate to such grants. In light of these developments, we, through our legal counsel, who are being assisted by accounting advisors, have been evaluating our historical stock option grant practices. That evaluation is not complete. Separately, a Special Review Committee (“SRC”) of our Board of Directors was appointed to review the allegations in the derivative actions. The SRC’s review is not complete.

We will record a non-cash charge of a yet-to-be-determined amount for stock-based compensation expense for our 2005 fiscal year that is different than previously recorded. In addition, upon the conclusion of our evaluation, we may be required to record non-cash charges for stock-based compensation expense for certain other periods that are different than previously recorded. Any such charges could be material and, in such event, require restatement of certain of our historical financial statements prepared in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. We may also be required to pay additional taxes and interest related to deductions taken for compensation associated with certain stock options which were previously exercised and may not be able to take additional deductions associated with certain stock options in future periods.

Matters relating to our stock option program could have a material adverse effect on the Company.

We and our directors and officers are defendants in two purported federal securities class action lawsuits (which will be consolidated into one), two state shareholder derivative actions (which will be consolidated into one) and one federal shareholder derivative action relating to our stock option program. In addition, we have also received several shareholder demands relating to our stock option program. These proceedings and demands may have a material adverse effect on our business, financial condition or results of operations.

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Regardless of the outcomes of our evaluation, the SRC’s review, the civil proceedings filed against us, the shareholder demands, the SEC’s informal inquiry and the subpoena from the U.S. Attorney’s office for the Southern District of New York, these matters have caused, and may continue to cause for an indeterminate period of time, us to incur substantial costs, in addition to diverting our management’s time and attention from the operation of our business. The costs and the diversion of management’s time and attention could have a material adverse effect on our financial condition and results of operations.

To the extent our business results deteriorate significantly, or the outcome or result of our ongoing evaluation of our stock option program, the pending civil litigation, any civil litigation relating to our stock option program that is filed against us at a later date, the informal inquiry by the SEC or the subpoena from the U.S. Attorney for the Southern District of New York, is materially adverse to the Company, our credit ratings may be downgraded. In June 2006, in response to our earnings release for our third quarter of fiscal year 2006, Moody’s placed our Baa3 rating on negative outlook. A significant downgrade in our ratings may impact our cost of borrowing or limit our access to the capital markets.

We currently have approximately $299 million outstanding under our existing $500 million credit facility as of November 14, 2006, and this facility is an important source of capital for our business operations. One of the covenants contained in our credit facility requires us to deliver our annual report on Form 10-K for the year ended August 31, 2006 to our lenders within 15 days of the deadline on which we are required to deliver our Form 10-K to the SEC (our filing of this Form 12b-25 makes this deadline 15 days later than it otherwise would be). Upon our breach of this covenant and our receipt of notice from either the trustee under the credit facility or the holders of a certain amount of the notes issued under such credit facility, we will have 60 days to cure the breach. We cannot predict whether we will be able to file our Form 10-K for the year ended August 31, 2006 so as to satisfy the covenants of our credit facility, or other possible agreements, and if we are not able to make this filing within that time period, whether we will be able to obtain additional amendments or waivers to these agreements.

Jabil Circuit, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2006	By	/s/ Sergio A. Cadavid
Sergio A. Cadavid
Treasurer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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